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                                              Filed pursuant to Rule 424(B)(3)
                                              Registration Number 33-307783

                    SUPPLEMENT NO. 1 DATED DECEMBER 6, 1996

        TO PROSPECTUS DATED JULY 17, 1996 RELATING TO 5,000,000 SHARES

     On November 22, 1996, the Company completed the sale in an underwritten public offering of $115 million aggregate principal amount of 6 3/4% Convertible Subordinated Notes Due 2001 (the "Notes"). The Company had previously filed a registration statement (Reg No. 333-15421) with the Securities and Exchange Commission registering the Notes and the shares of the Company's common stock, par value $.001 per share, into which the Notes are convertible. The Company received approximately $110.8 million in net proceeds from the consummation of the sale of the Notes.

     The Notes are convertible of the option of the holder into shares of Common Stock at any time prior to maturity at a conversion price of $13.95 per share (equivalent to a conversion rate of 71.685 shares per $1,000 principal amount of Notes). Interest on the Notes accrues at the rate of 6 3/4% per annum and is payable semi-annually on May 15 and November 15 of each year, commencing May 15, 1997. The Notes are redeemable at the option of the Company at any time after November 15, 1999 and will mature on November 15, 2001. The Notes are unsecured general obligations of the Company, subordinated in right of payment to all senior indebtedness of the Company and to all liabilities (including trade payables) of the Company's subsidiaries. The indenture relating to the Notes does not restrict the incurrence of indebtedness by the Company or its subsidiaries.